August 8, 2006

Mr. Brad Skinner
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Artificial Life, Inc.
     Forms 10-KSB for the years ended December 31, 2004 and 2005
     File No. 0-25075

Dear Mr. Skinner:

This letter provides our response to the comments contained in your letter of June 30, 2006.

Regarding your comment 1:

Our 3G mobile games have a complex distributed architecture and consist essentially of three main components: a user side client to download to the phone, a game server that controls the game flow and a large repository of data files, mostly animated 3D videos.

The user side client (a so called midlet) usually is provided by us to our clients the carriers to make them available through their networks to their clients, the mobile phone end users to download to their phones to allow them to play our games.

The video and data files are usually also provided by us to the carrier as they are required to be streamed using the carrier networks to the end user.

However, the game server which controls the game play and allows access to the game and triggers the billing for the games are usually always hosted by us.

Our clients, the telecom carriers, are simply resellers of our mobile software to their clients, the mobile phone users. The carriers usually provide the option to us to either resell our mobile games using their delivery platforms and servers or using our own systems for the same purpose. Usually, the carriers prefer that we use our own platform and game server to deliver the games to the end users (through the billing gateways of the carriers via a shared VPN) mostly for cost and human resource reasons on the side of the carriers. However, in some cases the distributed architecture of our system requires files to be shared between the carrier systems and our own, especially when we launch complex 3G mobile games. Only when we are selling simple, one time down-load games we usually host the games completely on the carrier networks as in these cases the required effort on the carrier side to launch the games is very low (however, this does not apply to the case under discussion as the agreement with Taiwan Mobile only applies to complex 3G games).
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The license agreements between us and the carriers are commercially essentially reselling agreements and the hosting location of the files or the game server is only a matter of logistics and procedures for the fastest and most convenient delivery to the end user, and not a commercially relevant factor for the license agreement.

Management believes that the license arrangements with our clients cannot therefore be considered commercial IT hosting arrangements. For the commercial agreement between us and our clients the physical location of the games and the servers is in nearly all cases irrelevant and chosen simply for convenience reasons by both sides and does not materially influence the revenues generated by the download of the games by the end users. Therefore, we believe that the contractual arrangements are correctly within the scope of SOP 97-2.

Regarding your comment 2:

We have reviewed numerous examples of the application of EITF 00-21 and SOP 97-2. We have been unable to find an analogous transaction to ours. The telecom carrier, Taiwan Mobile purchased four games. However, in order to provide the games to their subscribers, they must incur a very significant amount of promotion expenses. They decided to only promote the first three games, and only after seeing how they would be accepted, either introduce the fourth game or not. Consequently, it doesn't appear appropriate to us to defer the total revenue until some unknown time in the future when our customer may decide to introduce further games as we had agreed on a minimum guarantee independent of the end user fees generated by Taiwan Mobile. If the agreement were to be extended, the revenue could be deferred for a considerably long period of time, which doesn't appear to us to be appropriate under the circumstances. We are very aware of SOP 97-2 and EITF 00-21, and are aware of the revenue recognition issues addressed by each, but we do not believe they are directly applicable, as stated above. Consequently, as discussed in more detail in the answer to Comment 3, we respectfully believe that revision to the 2005 financial statements is not necessary.

Regarding your comment 3:

With regard to our prior comment letter response concerning materiality, we respectfully present the following facts for consideration in the determination of materiality of the recording of the revenue for the Taiwan Telecom transaction.

After reviewing SAB Topic 1M, we continue to believe that the revenue recognition for the Taiwan Mobile transaction is not material for the following reasons:
     o We believe that we are seen by the public and our investors and shareholders and potential investors as a company, while not technically a development stage enterprise, with significant potential due to our innovative high tech products, but not one where significance is given to current earnings or revenue as our revenues are still very low in absolute terms and have essentially been so for several years.
     o From a quantitative perspective, the revenue which was recorded under the contract in 2005 was $24,000, or approximately 1.4% of our net loss. We

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          acknowledge that it constituted approximately 9% of revenues, but as stated above, we don't think investors or potential investors are currently concerned with our revenues.
     o FASB Concepts Statement 2 defines the concept of materiality as "The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying on the report would have been changed or influenced by the inclusion or correction of the item".
     o We are very concerned about reporting all items in the financial statements correctly; however, based on years of discussions with investors who have invested in our company, the impact of this accounting treatment in this specific instance on current revenue and net loss would not, we believe, cause a responsible person to believe it important.
     o With regard to the nine bullet points in Topic 1M, at least eight of the nine considerations are not present. The only one which might be applicable is item one, discussing precise measurement. None of the other considerations are applicable. The potential misstatement of $24,000 does not mask a change in earnings or other trends. There are no analysts' revenue or earnings expectations. The potential misstatement does not change the reported loss into net income. The potential misstatement does not concern a portion of our business which would significantly influence our operations or profitability. The amount of the potential misstatement does not affect our compliance with any regulatory, loan covenants or other contractual requirements. Management compensation is not affected by the $24,000. The transaction is certainly not an unlawful transaction.
     o The transaction and the materiality has been discussed at length with our auditors as well as with our audit committee. They both are very aware of our status as an almost development stage enterprise, and our audit committee concurs with our judgment that the revenue recognition, in this particular instance, is not material. Our auditors have concurred with our and our audit committee assessment.

We acknowledge that:

          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding the above responses should be directed to the undersigned at this telephone number (852) 3102 2800

Very truly yours,


Eberhard Schoeneburg
CEO
Artificial Life, Inc.
Hong Kong